UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

FENNEC PHARMACEUTICALS INC.

Common Shares

(Title of Class of Securities)

31447P100

(CUSIP Number)

May 14, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DG Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,416,456*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,416,456*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,416,456*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DG Value Partners II Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,416,456*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,416,456*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,416,456*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dov Gertzulin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,416,456*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,416,456*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,416,456*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No. 31447P100

Item 1.	(a).	Name of Issuer:

Fennec Pharmaceuticals Inc. (the “Issuer”)

	(b).	Address of issuer’s principal executive offices:

PO Box 13628, 68 TW Alexander Drive Research Triangle Park, NC 27709

Item 2.	(a).	Name of person filing:

DG Capital Management, LLC*
DG Value Partners II Master Fund, LP*
Dov Gertzulin*

	(b).	Address or principal business office or, if none, residence:

460 Park Avenue, 22nd Floor
New York, NY 10022

	(c).	Citizenship:

DG Capital Management, LLC – Delaware, USA
DG Value Partners II Master Fund, LP – Cayman Islands
Dov Gertzulin – United States

	(d).	Title of class of securities:

Common Shares

	(e).	CUSIP No.: 31447P100

CUSIP No. 31447P100

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

DG Capital Management, LLC: 1,416,456*
DG Value Partners II Master Fund, LP: 1,416,456*
Dov Gertzulin– 1,416,456*

(b)	Percent of class:

DG Capital Management, LLC: 5.2%*
DG Value Partners II Master Fund, LP: 5.2%*
Dov Gertzulin: 5.2%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

DG Capital Management, LLC: 0
DG Value Partners II Master Fund, LP: 0
Dov Gertzulin: 0

(ii)	Shared power to vote or to direct the vote

DG Capital Management, LLC: 1,416,456*
DG Value Partners II Master Fund, LP: 1,416,456*
Dov Gertzulin – 1,416,456*

(iii)	Sole power to dispose or to direct the disposition of

DG Capital Management, LLC: 0
DG Value Partners II Master Fund, LP: 0
Dov Gertzulin: 0

(iv)	Shared power to dispose or to direct the disposition of

DG Capital Management, LLC: 1,416,456*
DG Value Partners II Master Fund, LP: 1,416,456*
Dov Gertzulin – 1,416,456*

*The Common Shares (the “Shares”) reported herein are held by DG Value Partners II Master Fund, LP (the “Fund”). The Fund is a private investment vehicle for which DG Capital Management, LLC serves as the investment manager. Dov Gertzulin serves as the managing member of DG Capital Management, LLC (all of the foregoing, collectively the “Reporting Persons”). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest, if any, therein.

For the sake of clarity, the holdings of the Reporting Persons reported herein are as of the filing date of this Schedule 13G. As of May 14, 2024, the date of the event that triggered the filing of this statement, the Fund held 1,401,440 Shares, which accounted for 5.1% of the outstanding 27,322,141 Shares as disclosed on the Issuers Form 10Q most recently filed with the SEC on May 14, 2024.

CUSIP No. 31447P100

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 31447P100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2024	DG Capital Management, LLC

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Managing Member

DG Value Partners II Master Fund, LP

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Managing Member of the General Partner, DG Capital Partners II, LLC

Dov Gertzulin

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 31447P100

Exhibit 1

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Shares of Fennec Pharmaceuticals Inc., together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: June 27, 2024	DG Capital Management, LLC

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Managing Member

DG Value Partners II Master Fund, LP

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Managing Member of the General Partner, DG Capital Partners II, LLC

Dov Gertzulin

	By:	/s/ Dov Gertzulin
Dov Gertzulin, Individually